

January 24, 2011

John P. Murray
Chief Financial Officer
Wilhelmina International, Inc.
200 Crescent Court
Suite 1400
Dallas, TX 75201

      Re: **Wilhelmina International, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2009
               Filed March 31, 2010
               File No. 000-28536

Dear Mr. Murray:

We have reviewed your response letter dated January 12, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company

Pro Forma Results of Operations of the Wilhelmina Companies for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008, page 20

1.   We note your response to our prior comment one. To the extent you provide pro forma financial information, whether voluntary or not, we believe that you should provide a complete set of pro forma financial statements reflecting the adjustments. Accordingly, please revise your filing to include a complete set of pro forma financial statements.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 35

2.   We note your response to our prior comment two and your proposed disclosure. Please tell us where you have recorded this investment on your Consolidated Balance Sheets and where you record the related income statement activity on your Consolidated Statements of Operations.

Revenue Recognition, page 36

3.   We have reviewed your response to prior comment number three. Please tell us how these types of costs meet the definition of a research and development cost or a gain contingency and why management has determined that ASC Topic 730 and ASC Topic 450 is the appropriate guidance to follow. Within your response, please tell us why management does not believe that these amounts are receivables that have to be assessed for collectability. In addition, please tell us the company's historical reimbursement rate for these costs.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief